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03001910

RECEIVED FEB 27 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 181

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U.S. Securities and Exchange Commission
Washington, D.C. 20549

	Facing Page	
Annual Audited Report Form X-17A-5—Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. 8-35288

Report for the Period Beginning January 1, 2002 MM/DD/YY **and Ending** December 31, 2002 MM/DD/YY

Name of Broker-Dealer:
NatCity Investments, Inc.

Official Use Only
017490
Firm ID No.

Address of Principal Place of Business:
(Do not use P.O. Box No.)

1965 East Sixth Street
(No. and Street)

Cleveland	Ohio	44114
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

John P. Beer (216) 222-3316
(Area Code—Telephone Number)

Accountant Identification

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

Independent Public Accountant whose opinion is contained in this Report*

(Name—if individual, state last, first, middle name)

Ernst & Young LLP

1300 Huntington Building 925 Euclid Avenue	Cleveland	Ohio	44115
(Address) Number and Street	**City**	**State**	**(Zip Code)**

Check One:
✓ Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

For Official Use Only

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

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0212-0370796

Oath or Affirmation

I, ***John P. Beer***, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ***NatCity Investments, Inc.*** as of ***December 31, 2002*** are true and correct.

Signature

Chief Financial Officer
Title

Notary Public

Andrea L. Mestek
Notary Public, STATE OF OHIO
My Commission Expires October 14, 2007
Recorded in Lake County

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ___ (c) Statement of Operations.
- ___ (d) Statement of Cash Flows.
- ___ (e) Statement of Changes in Stockholder's Equity.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- ___ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Consolidated Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ___ (m) A copy of the SIPC Supplemental Report.
- ___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

Phone: (216) 861-5000
www.ey.com

Report of Independent Auditors

Board of Directors
NatCity Investments, Inc.

We have audited the accompanying statement of financial condition of NatCity Investments, Inc. as of December 31, 2002. This financial statement is the responsibility of NatCity Investments, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NatCity Investments, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 13, 2003

NatCity Investments, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash	$ 325,862
Securities owned, at market value	58,436,181
Receivables from employees and affiliated companies	4,669,636
Interest receivable	169,695
Equipment and improvements, at cost, net of accumulated depreciation of $ 8,545,845	3,118,211
Goodwill	3,380,227
Membership in exchange, at cost	39,500
Other assets	2,874,081
Total assets	$ 73,013,393
Liabilities and stockholder's equity	
Liabilities:	
Payable to clearing firm	$ 1,337,071
Securities sold, not yet purchased, at market value	4,431,324
Payables to affiliated companies	1,170,769
Accrued compensation	16,994,603
Accounts payable and other accrued expenses	15,314,427
Total liabilities	39,248,194
Stockholder's equity:	
Common stock (no par value; stated at $1 per share; 1,000 shares authorized, issued and outstanding)	1,000
Additional paid-in-capital	24,043,124
Retained earnings	9,721,075
	33,765,199
Total liabilities and stockholder's equity	$ 73,013,393

See notes to financial statements.

NatCity Investments, Inc.

Statement of Financial Condition

December 31, 2002

1. Organization

NatCity Investments, Inc. (the Company), is a registered broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc (NASD) and the Chicago Stock Exchange. All shares of common stock outstanding are owned by National City Corporation (the Parent).

The Company provides full-service brokerage services to institutional and retail customers on a fully-disclosed basis. The Company also provides investment banking services which includes underwriting and investment advisory services. Substantially all of the Company's customers are located in Ohio, Indiana, Kentucky, Pennsylvania, Illinois and Michigan. The Company also acts as an agent for affiliates of the Parent in certain transactions.

The Company trades in municipal obligations, U.S. government and agency securities, money-market instruments, and corporate obligations and is a market maker in eighty-one common stocks.

The Company clears its securities transactions on a fully disclosed basis through First Clearing Corporation (the clearing firm).

2. Summary of Significant Accounting Policies

Securities Transactions

Securities owned are stated at market value. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

2. Summary of Significant Accounting Policies (continued)

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or reacquired plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

In the normal course of business, the Company obtains securities under resale agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2002, there were no outstanding repurchase or resale agreements.

Equipment and Improvements

Equipment and improvements are recorded at cost. Depreciation is computed principally by the straight-line method using estimated useful lives of the assets. Useful lives range from one to ten years for furniture, fixtures, and equipment; and three to five years for software, hardware, and data handling equipment. Leasehold improvements are amortized over the term of the respective lease plus the first optional renewal period, if applicable.

Goodwill

Goodwill represents the excess of the purchase price over net identifiable assets acquired.

Effective January 1, 2002, the Company adopted SFAS 142, *Goodwill and Other Intangible Assets.* Under the provisions of SFAS 142, goodwill will no longer be amortized into net income over an estimated life but rather will be tested at least annually for impairment. During 2002, management performed impairment testing on goodwill and determined that the asset was not impaired. The Company currently does not have any other indefinite-lived intangible assets on its balance sheet.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, receivables, securities owned, securities purchased under agreements to resell and certain receivables are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including securities sold, not yet purchased, securities sold under agreements to repurchase, liabilities subordinated to claims of general creditors and certain payables are carried at fair value or contracted amounts approximating fair value.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements

3. Payable to Clearing Firm

Included in the payable to clearing firm are the amounts due to the clearing firm for collateralized financing of proprietary positions. The Company's principal source of short-term financing is provided by the clearing firm from whom it can borrow on an uncommitted basis against its proprietary inventory positions, subject to collateral maintenance requirements.

4. Transactions with Customers

For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor the required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

4. Transactions with Customers (continued)

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2002, there were no amounts to be indemnified to the clearing broker for these customer accounts.

5. Subordinated Debt

The Company has an unsecured subordinated line of credit with the Parent. The Company may borrow up to $75,000,000 on this line with interest at .75% above the one-month LIBOR. At December 31, 2002, there were no amounts outstanding.

Loans under this debt facility are subordinated to all claims of general creditors of the Company. Moreover, they constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

6. Related Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and the Parent's affiliates.

Cash balances with affiliate organizations at December 31, 2002 were $225,462. Investments in money market funds at December 31, 2002 for which an affiliate organization was the fund advisor were $8,879,181, and are classified as securities owned.

7. Employee Benefit Plans

The Parent sponsors a deferred compensation plan. This is a non-qualified plan not subject to ERISA requirements. In accordance with applicable regulations, this plan is only offered to a limited number of highly compensated and senior management employees. Employee contributions are included in other liabilities of the Parent. This liability fluctuates based on market gains or losses of investment funds that the eligible employees choose to mirror. This liability was formerly recorded on the books of NatCity Investments, Inc and the outstanding amount of $3,923,840 was assumed by the Parent in June 2002.

8. Securities Owned

Securities owned are recorded at market value and consist of the following at December 31, 2002:

Obligations of the U.S. Government or its agencies	$ 821,320
State and municipal obligations	5,804,264
Corporate obligations	2,082,815
Stocks and Warrants	6,488,976
Loans Guaranteed by Federal Agencies	38,677,468
Money Market Funds	4,561,338
	$ 58,436,181

9. Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by the Parent. The Parent's policy is to allocate income taxes to its subsidiaries on a separate return basis, which includes any net operating income or losses or alternative minimum taxes, subject to recognition of such items on a consolidated basis.

Deferred tax assets, included in receivables from employees and affiliated companies, were $2,912,000 as of December 31, 2002 and result primarily from employee benefits deductions.

10. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (the Commission) under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2002, the Company had net capital of $15,573,662, which was $13,252,538 in excess of its required net capital of $2,321,124. The Company's ratio of aggregate indebtedness to net capital was approximately to 2.24 to 1.

11. Commitments and Contingencies

Future minimum annual lease payments under operating leases are as follows:

Years ending December 31:	
2003	$ 2,766,782
2004	1,384,697
2005	1,341,352
2006	209,907
2007	70,670
Thereafter	47,113
	$ 5,280,521

In the normal course of business, the Company is a defendant or co-defendant in legal actions primarily relating to its broker-dealer activities. It is the opinion of management, after consultation with counsel, that the resolution of these actions will not have a material adverse effect on the financial position and results of operations of the Company.

12. Subsequent Events

On January 7, 2003 and January 9, 2003, the Company borrowed $10,000,000 and $40,000,000, respectively, under its $75,000,000 unsecured subordinated line of credit with the Parent for short-term working capital purposes. On January 31, 2003, the Company paid off an amount of $10,000,000.